Exhibit 99.2

Cautionary Statement Regarding Forward-looking
Information and Statements

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “anticipate”, “estimate”, “expect”, “believe”, “will”, “continue” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following: the timing and deployment of new build and upgraded drilling rigs; our view of customers’ long-term outlook on the viability and growth of unconventional oil and natural gas resource development in North America; that Precision's active rig count will increase modestly in the coming months as new build and upgraded rigs enter the market; that the active rig count during the winter drilling season will surpass those levels achieved during last winter drilling season; the expected Alberta provincial income tax reassessment; Precision's level and timing of capital expenditures and anticipated uses of capital; the anticipated cost of upgrading rigs and purchasing long lead time items for future new build rigs or rig upgrades; the number of rigs committed to term contracts; that customer demand will result in additional new build rig opportunities; that dayrates will continue to improve for the remainder of 2011; the potential for a further reduction in demand for natural gas drilling; that a reduction in natural gas directed drilling would be mostly offset by increases in oil and liquids rich natural gas drilling; Precision's financial flexibility and ability to capitalize on acquisitions and growth opportunities; and Precision's continued compliance with its financial covenants and ability to access its credit lines.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; interpretation of tax filing positions for prior period transactions; the availability of qualified personnel, management or other key inputs; the enforceability of term contracts; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

Precision Drilling Corporation 14

Precision Drilling Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

		September 30,	December 31,	January 1,
(Stated in thousands of Canadian dollars)		2011	2010	2010
ASSETS
Current assets:
Cash		$501,145	$256,831	$130,799
Accounts receivable		510,295	414,901	283,899
Income tax recoverable		55,925	–	25,753
Inventory		7,063	4,933	9,008
Total current assets		1,074,428	676,665	449,459

Non-current assets:
Income tax recoverable		64,579	64,579	64,579
Property, plant and equipment		2,842,333	2,532,398	2,653,204
Intangibles		7,415	6,366	3,156
Goodwill		362,769	284,532	284,537
Total non-current assets		3,277,096	2,887,875	3,005,476
Total assets		$4,351,524	$3,564,540	$3,454,935

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$346,135	$217,799	$134,974
Income tax payable		–	863	–
Long-term debt		–	–	223
Total current liabilities		346,135	218,662	135,197

Non-current liabilities:
Share based compensation	(Note 10)	8,171	12,268	6,602
Provisions and other		17,586	18,051	21,000
Long-term debt	(Note 6)	1,262,038	804,494	748,725
Deferred tax liabilities		613,781	578,239	620,459
Total non-current liabilities		1,901,576	1,413,052	1,396,786

Contingencies and commitments	(Note 16)

Shareholders’ equity:
Shareholders’ capital	(Note 8(b))	2,203,613	2,200,031	–
Unitholders’ capital	(Note 8(b))	–	–	2,198,738
Contributed surplus		16,210	11,266	–
Deficit		(66,820)	(232,251)	(275,786)
Accumulated other comprehensive loss (Note 9)		(49,190)	(46,220)	–
Total shareholders’ equity		2,103,813	1,932,826	1,922,952
Total liabilities and shareholders’ equity		$4,351,524	$3,564,540	$3,454,935
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements 15

Precision Drilling Corporation
CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)		2011	2010	2011	2010
Revenue		$492,944	$359,152	$1,363,619	$994,116
Expenses:
Operating		282,367	222,482	809,266	630,901
General and administrative		24,329	24,063	89,128	72,825
Earnings before finance charges, foreign exchange, income taxes and depreciation and amortization		186,248	112,607	465,225	290,390

Depreciation and amortization		64,504	54,364	180,416	151,649
Operating earnings		121,744	58,243	284,809	138,741
Other items:
Foreign exchange		(34,105)	(18,003)	(31,300)	(11,670)
Finance charges	(Note 11)	34,232	21,848	92,940	102,819
Earnings before tax		121,617	54,398	223,169	47,592
Income taxes:	(Note 7)
Current		38,730	608	40,882	4,755
Deferred		(581)	(2,496)	16,856	(948)
		38,149	(1,888)	57,738	3,807
Net earnings		83,468	$56,286	$165,431	$43,785
Earnings per share:	(Note 12)
Basic		$0.30	$0.20	$0.60	$0.16
Diluted		$0.29	$0.20	$0.57	$0.15
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2011	2010	2011	2010
Net earnings	$83,468	$56,286	$165,431	$43,785
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	96,717	(35,000)	59,865	(19,850)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(80,034)	–	(62,835)	–
Comprehensive income	$100,151	$21,286	$162,461	$23,935
See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 16

Precision Drilling Corporation
CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

		Nine months ended September 30,
(Stated in thousands of Canadian dollars)		2011	2010
Cash provided by (used in):
Operations:
Net earnings		$165,431	$43,785
Adjustments for:
Long-term compensation plans		15,156	6,381
Depreciation and amortization		180,416	151,649
Foreign exchange		(31,696)	(10,595)
Finance charges		92,940	102,819
Income taxes		57,738	3,807
Other		(1,070)	(1,604)
Income taxes paid		(111,166)	(5,589)
Income taxes recovered		400	30,367
Interest paid		(32,646)	(51,171)
Interest received		782	413
Funds provided by operations		336,285	270,262
Changes in non-cash working capital balances	(Note 15)	(22,370)	(39,062)
		313,915	231,200
Investments:
Business acquisitions, net of cash acquired	(Note 13)	(92,886)	–
Purchase of property, plant and equipment		(398,370)	(64,953)
Proceeds on sale of property, plant and equipment		8,694	9,371
Changes in non-cash working capital balances	(Note 15)	10,637	7,785
		(471,925)	(47,797)
Financing:
Repayment of long-term debt		(175,000)	(103,760)
Premium paid on settlement of unsecured senior notes	(Note 6)	(26,688)	–
Debt issue costs		(13,304)	(2,165)
Debt facility amendment costs		(1,134)	(997)
Re-purchase of trust units of dissenting unitholders		–	(6)
Increase in long-term debt		581,520	–
Issuance of common shares on the exercise of options		2,100	–
Changes in non-cash working capital balances	(Note 15)	(746)	–
		366,748	(106,928)

Effect of exchange rate changes on cash and cash equivalents		35,576	1,435
Increase in cash and cash equivalents		244,314	77,910
Cash and cash equivalents, beginning of period		256,831	130,799
Cash and cash equivalents, end of period		$501,145	$208,709
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements 17

Precision Drilling Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

				Accumulated
				other
		Shareholders’	Contributed	comprehensive		Total
(Stated in thousands of Canadian dollars)		capital	surplus	loss (Note 9)	Deficit	equity

Balance at January 1, 2011		$2,200,031	$11,266	$(46,220)	$(232,251)	$1,932,826
Net earnings for the period		–	–	–	165,431	165,431
Other comprehensive loss for the period		–	–	(2,970)	–	(2,970)
Share options exercised	(Note 8)	3,198	(1,098)	–	–	2,100
Issued on redemption of non-management directors DSUs		384	(384)	–	–	–
Share based compensation expense	(Note 10)	–	6,426	–	–	6,426
Balance at September 30, 2011		$2,203,613	$16,210	$(49,190)	$(66,820)	$2,103,813

				Accumulated
		Shareholders’/		other
		unitholders’	Contributed	comprehensive		Total
(Stated in thousands of Canadian dollars)		capital	surplus	loss (Note 9)	Deficit	equity

Balance at January 1, 2010		$2,198,738	$–	$–	$(275,786)	$1,922,952
Net earnings for the period		–	–	–	43,785	43,785
Other comprehensive loss for the period		–	–	(19,850)	–	(19,850)
Issued on redemption of non-management directors DSUs		204	–	–	–	204
Cancellation of units owned by dissenting unitholders		(9)	3	–	–	(6)
Reclassification of exchangeable LP unit liability on conversion to a corporation		891	–	–	–	891
Reclassification of share option plan and non-management directors DSU liabilities on conversion to a corporation		–	7,271	–	–	7,271
Share based compensation expense		–	2,388	–	–	2,388
Balance at September 30, 2010		$2,199,824	$9,662	$(19,850)	$(232,001)	$1,957,635
See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 18

Precision Drilling Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada and the United States. The address of the registered office is 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

On June 1, 2010 Precision Drilling Trust (the “Trust”) completed its conversion (the “Conversion”) from an income trust to a corporation pursuant to a Plan of Arrangement (the “Arrangement”). Pursuant to the Arrangement, Trust unitholders and Exchangeable LP unitholders exchanged their Trust units and Exchangeable LP units for common shares of the Corporation on a one-for-one basis.

The Conversion has been accounted for on a continuity of interest basis and accordingly these consolidated financial statements reflect the financial position, results of operations and cash flows as if Precision had always carried on the business formerly carried on by the Trust. All references to shares and shareholders in these consolidated financial statements pertain to common shares and common shareholders subsequent to the Conversion and units and unitholders prior to the Conversion.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements are part of the period covered by the Corporation’s first annual IFRS l financial statements and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2010 as prepared under previous Canadian Generally Accepted Accounting Policies (“Canadian GAAP”).

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in Note 4. This note includes reconciliations of equity and total comprehensive income to IFRS.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of October 20, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these consolidated interim financial statements, including the adjustments recognized upon transition to IFRS.

(b) Basis of measurement

The consolidated financial statements have been prepared using the historical cost basis except as detailed in the Corporation’s accounting policies in Note 3 and are presented in thousands of Canadian dollars.

(c) Use of estimates and judgments

The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the consolidated financial statements may change as future events unfold, more experience is acquired or the Corporation’s operating environment changes. Significant estimates and judgments used in the preparation of the financial statements are described in Note 3.

Notes to Consolidated Financial Statements  19

(d) Seasonality

Precision has operations that are carried on in Canada which represent approximately 50% (2010 - 47%) of consolidated total assets as at September 30, 2011 and 53% (2010 - 52%) of consolidated revenue for the nine months ended September 30, 2011. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships substantially all of which are wholly-owned. The financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.

Subsidiaries are entities (including special-purpose entities) controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Precision does not hold investments in any companies where it exerts significant influence and does not hold interests in any special-purpose entities.

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statement of earnings. Transaction costs, other than those associated with the issuance of debt or equity securities, that the Corporation incurs in connection with a business combination are expensed as incurred.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.

(c) Inventory

Inventory is primarily comprised of operating supplies and is carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

(d) Property, plant and equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.

Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use and borrowing costs on qualifying assets.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in profit or loss as incurred.

Precision Drilling Corporation 20

Property, plant, and equipment are depreciated as follows:

	Expected life	Salvage value	Basis of depreciation
Drilling rig equipment:
Power & Tubulars	1,700 utilization days	–	unit-of-production
Dynamic	3,400 utilization days	–	unit-of-production
Structural	5,000 utilization days	20%	unit-of-production
Service rig equipment	24,000 service hours	20%	unit-of-production
Drilling rig spare equipment	up to 15 years	–	straight-line
Service rig spare equipment	up to 15 years	–	straight-line
Rental equipment	10 to 15 years	0 to 25%	straight-line
Other equipment	3 to 10 years	–	straight-line
Light duty vehicles	4 years	–	straight-line
Heavy duty vehicles	7 to 10 years	–	straight-line
Buildings	10 to 20 years	–	straight-line

Assets that are depreciated on a unit of production method that have less than 60 utilization days (drilling rig equipment) or 600 service hours (service rig equipment) in a rolling 12 month period are deemed to be idle and are depreciated at a rate of five utilization days or 50 service hours per month until the asset exceeds the utilization threshold.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the statements of earnings.

The estimated useful lives, residual values and methods or depreciation are reviewed annually, and adjusted prospectively if appropriate.

(e) Intangibles

Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when it increases the future economic benefits of the specific asset to which it relates.

Amortization is recognized in profit and loss using the straight-line method based over the estimated useful lives of the respective assets as follows:

Customer relationships	1 to 5 years
Patents	10 years
Brand	1 to 5 years

The estimated useful lives and methods of amortization are reviewed annually, and adjusted prospectively if appropriate.

(f) Goodwill

Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

If the fair value of the identifiable net assets acquired exceeds the fair value of the consideration, Precision reassesses whether it has correctly identified and measured the assets acquired and liabilities assumed. If that excess remains after reassessment, Precision recognizes the resulting gain in profit or loss on the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, attributed to each of the Corporation’s cash generating units that are expected to benefit and as identified in the business combination.

(g) Impairment:
(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is tested for impairment if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

Notes to Consolidated Financial Statements  21

All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

ii) Non-financial assets

The carrying amounts of the Corporation’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite lives or that are not yet available for use an impairment test is completed at the same time each year.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the cash generating unit.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

(h) Borrowing costs

Interest and borrowing costs that are directly attributable to the acquisition, construction or production of assets that take a substantial period of time to prepare for their intended use are capitalized as part of the cost of those assets. Capitalization ceases during any extended period of suspension of construction or when substantially all activities necessary to prepare the asset for its intended use are complete.

All other interest and borrowing costs are recognized in earnings in the period in which they are incurred.

(i) Income taxes

Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period that includes the date of enactment or substantive enactment.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j) Revenue recognition

The Corporation’s services are generally sold based upon service orders or contracts with a customer that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for

Precision Drilling Corporation 22

significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured. The Corporation also provides services under turnkey contracts whereby it drills a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based upon costs incurred to date and estimated total contract costs. Anticipated losses, if any, on uncompleted contracts are recorded at the time the estimated costs exceed the contract revenue.

(k) Employee benefit plans

Precision sponsors various defined contribution retirement plans for its employees. The Corporation’s contributions to defined contribution plans are expensed as employees earn the entitlement.

(l) Provisions

Provisions are recognized when the Corporation has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(m) Share based incentive compensation plans

The Corporation has established several cash settled share based incentive compensation plans for officers and other eligible employees. The fair values as estimated by management of the amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in net earnings for the period. When the plans are settled, the cash paid reduces the outstanding liability.

An equity settled deferred share unit plan has been established whereby non-management directors of Precision can elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense is recognized based on the fair value price of the Corporation’s shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders' capital. Prior to the conversion from an income trust to a corporation, Trust units issued upon settlement of this plan were redeemable and therefore were accounted for as a liability based award. The liability was re-measured, until settlement, at the end of each reporting period with the resultant change being charged or credited to the statement of earnings as compensation expense. Upon conversion to a corporation the liability for the plan was reclassified to contributed surplus.

A share option plan has been established for certain eligible employees. Under this plan the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model and that value is recorded as compensation expense over the grant's vesting period with an offsetting credit to contributed surplus. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders' capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders' capital. Prior to the conversion from an income trust to a corporation, Trust units issued upon settlement of this plan were redeemable and therefore were accounted for as a liability based award. The liability was re-measured, until settlement, at the end of each reporting period with the resultant change being charged or credited to the statement of earnings as compensation expense. Upon conversion to a corporation the liability for this plan was reclassified from liabilities to contributed surplus with the remaining unamortized grant date fair value charged to earnings as compensation expense over the remaining service period of the awards.

(n) Foreign currency translation

Transactions of the Corporation’s individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities functional currency are translated at rates in effect at the time of the transaction. At each period end monetary assets and liabilities are translated at the prevailing period end rates. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in net earnings except for gains and losses on translation of long-term debt designated as a hedge of foreign operations which are deferred and included in accumulated other comprehensive income.

Notes to Consolidated Financial Statements  23

For the purpose of preparing the Corporation’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation.

(o) Exchangeable LP units

Prior to Precision’s conversion to a corporation, the issued and outstanding exchangeable LP units were treated as a long–term financial liability. This financial liability was revalued at the end of each reporting period based on the period end trading price of Precision’s Trust units with the resulting gains or losses included in earnings. Upon the exchange of LP units for Trust units, the LP units were revalued to the trading price of Precision’s Trust units on the date of exchange with the associated amount transferred from long-term liabilities to Shareholders’ equity. Upon conversion to a corporation, the remaining exchangeable LP units were revalued and transferred to Shareholders’ equity.

(p) Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity based compensation arrangements and shares repurchased from the related proceeds.

(q)	Financial instruments

(i)	Non-derivative financial assets:

Financial assets are classified as either fair value through profit and loss, loans and receivables, held to maturity or available for sale. Financial liabilities are classified as either fair value through profit and loss or other financial liabilities. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Transaction costs attributable to fair value through profit or loss items are expensed as incurred. Subsequent to initial recognition non-derivative financial instruments are measured based on their classification.

Cash and cash equivalents are classified as “fair value through profit and loss” and any change in fair value is recorded through net earnings.

Accounts receivable are classified as “loans and receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.

Accounts payable and accrued liabilities and long-term debt are classified as “other financial liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.

(ii)	Derivative financial instruments:

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through profit or loss and are recorded on the balance sheet at estimated fair value. Transaction costs are recognized in profit or loss when incurred.

Derivatives embedded in other instruments or host contracts are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives are recorded on the balance sheet at estimated fair value and changes in the fair value are recognized in earnings.

Precision Drilling Corporation 24

(r) Hedge accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations as a result of changes in foreign exchange rates.

To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income, net of tax and is limited to the translation gain or loss on the net investment, while the ineffective portion is recorded in earnings. If the hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings when corresponding exchange gains or losses arising from the translation of the foreign operation are recorded in net earnings.

(s)	Critical accounting estimates and judgments

(i)	Allowance for doubtful accounts receivable

Precision performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

(ii)	Depreciation and amortization

Precision’s property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates are based on data and information from various sources including vendors, industry practice and Precision’s own historical experience and may change as more experience is gained, market conditions shift or new technological advancements are made.

(iii)	Impairment of long-lived assets

Long-lived assets, which include property, plant and equipment, intangibles and goodwill, comprise the majority of Precision’s assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For property, plant and equipment this requires Precision to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

The recoverability of goodwill requires a calculation of the recoverable amount of the cash generating unit or groups of CGUs to which goodwill has been allocated. This calculation requires an estimation of the future cash flows from the CGU or group of CGUs and the appropriate discount rate to be applied. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

(iv)	Income taxes

Deferred tax assets and liabilities arise from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and contain estimates regarding the nature and timing of reversal for the temporary differences as well as the future tax rates that will apply to those reversals. Deferred tax assets also reflect the benefit of unutilized tax losses that can be carried forward to reduce income taxes in future years. Judgment is required to assess the recoverability of these unutilized tax losses and requires Precision to make significant estimates related to expectations of future taxable income. To the extent that future cash flows and taxable income differ significantly from estimates, or changes in tax laws in jurisdictions in which Precision operates occurs, the amount recorded as deferred taxes on the balance sheet could be impacted.

(v)	Share based compensation

Precision uses an option pricing model to determine the fair value of certain share based compensation awards. Inputs to the model requires estimates be made of interest rates, expected lives and forfeiture rates of the awards, and the price volatility of the Corporation’s shares.

Notes to Consolidated Financial Statements  25

NOTE 4. FIRST TIME ADOPTION OF IFRS

As discussed in Note 2(a), this is the first year that the Corporation’s consolidated financial statements have been prepared in accordance with IFRS. The accounting policies as described in Note 3 have been applied in preparing the financial statements for the three and nine months ended September 30, 2011 and 2010, for the year ended December 31, 2010 and in preparation of the Corporation’s opening statement of financial position at January 1, 2010 (the transition date).

In previous years, the Corporation prepared its consolidated financial statements in accordance with previous Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected Precision’s financial statements is set out in the following tables and accompanying notes.

Reconciliation of Consolidated Statement of Financial Position at January 1, 2010 (Transition Date)

		Previous	Effect of
(Stated in thousands of Canadian dollars)		Canadian GAAP	transition to IFRS	IFRS
Assets
Current assets:
Cash		$130,799	$–	$130,799
Accounts receivable		283,899	–	283,899
Income tax recoverable		25,753	–	25,753
Inventory		9,008	–	9,008
		449,459	–	449,459

Income tax recoverable		64,579	–	64,579
Property, plant and equipment	(b)	2,913,966	(260,762)	2,653,204
Intangibles	(a)	3,156	–	3,156
Goodwill	(a)	760,553	(476,016)	284,537
		$4,191,713	$(736,778)	$3,454,935
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	(c)	128,376	$6,598	$134,974
Current portion of long-term debt		223	–	223
		128,599	6,598	135,197

Long-term liabilities	(e)	26,693	909	27,602
Long-term debt		748,725	–	748,725
Deferred income taxes	(b),(c)	703,195	(82,736)	620,459
		1,607,212	(75,229)	1,531,983

Shareholders’ equity:
Shareholders’ capital	(a),(e)	2,770,708	(571,970)	2,198,738
Contributed surplus	(c)	4,063	(4,063)	–
Retained earnings (deficit)	(a),(b),(c),(e),(f)	107,227	(383,013)	(275,786)
Accumulated other comprehensive income (loss)	(f)	(297,497)	297,497	–
		2,584,501	(661,549)	1,922,952
		$4,191,713	$(736,778)	$3,454,935

Precision Drilling Corporation 26

Reconciliation of Consolidated Statement of Financial Position at September 30, 2010

		Previous	Effect of
(Stated in thousands of Canadian dollars)		Canadian GAAP	transition to IFRS	IFRS
Assets
Current assets:
Cash		$208,709	$–	$208,709
Accounts receivable		339,366	–	339,366
Inventory		9,733	–	9,733
		557,808	–	557,808
Income tax recoverable		64,579	–	64,579
Property, plant and equipment	(b)	2,811,144	(277,566)	2,533,578
Intangibles		2,055	–	2,055
Goodwill	(a)	752,910	(468,375)	284,535
		$4,188,496	$(745,941)	$3,442,555
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	(c)	$159,212	$1,248	$160,460
Income taxes payable		2,056	–	2,056
Current portion of long-term debt		4,483	–	4,483
		165,751	1,248	166,999
Long-term liabilities	(e)	25,511	–	25,511
Long-term debt		679,291	–	679,291
Deferred income taxes	(b),(c)	701,171	(88,052)	613,119
		1,571,724	(86,804)	1,484,920
Shareholders’ equity:
Shareholders’ capital	(a),(c),(e)	2,770,853	(571,029)	2,199,824
Contributed surplus	(c)	8,803	859	9,662
Retained earnings (deficit)	(a),(b),(c),(e),(f)	163,775	(395,776)	(232,001)
Accumulated other comprehensive income (loss)	(a),(b),(f)	(326,659)	306,809	(19,850)
		2,616,772	(659,137)	1,957,635
		$4,188,496	$(745,941)	$3,442,555

Notes to Consolidated Financial Statements  27

Reconciliation of Consolidated Statement of Financial Position at December 31, 2010
		Previous	Effect of
(Stated in thousands of Canadian dollars)		Canadian GAAP	transition to IFRS	IFRS
Assets
Current assets:
Cash		$256,831	$–	$256,831
Accounts receivable		414,901	–	414,901
Income tax recoverable		–	–	–
Inventory		4,933	–	4,933
		676,665	–	676,665
Income tax recoverable		64,579	–	64,579
Property, plant and equipment	(b)	2,812,281	(279,883)	2,532,398
Intangibles		6,366	–	6,366
Goodwill	(a)	736,897	(452,365)	284,532
		$4,296,788	$(732,248)	$3,564,540
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	(c)	$215,653	$2,146	$217,799
Income tax payable		863	–	863
		216,516	2,146	218,662
Long-term liabilities	(e)	30,319	–	30,319
Long-term debt		804,494	–	804,494
Deferred income taxes	(b),(c)	667,540	(89,301)	578,239
		1,718,869	(87,155)	1,631,714
Shareholders’ equity:
Shareholders’ capital	(a),(c),(e)	2,771,023	(570,992)	2,200,031
Contributed surplus	(c)	10,471	795	11,266
Retained earnings (deficit)	(a),(b),(c),(e),(f)	169,318	(401,569)	(232,251)
Accumulated other comprehensive income (loss)	(a),(b),(f)	(372,893)	326,673	(46,220)
		2,577,919	(645,093)	1,932,826
		$4,296,788	$(732,248)	$3,564,540

Reconciliation of Consolidated Statement of Earnings for the three months ended September 30, 2010

		Previous	Effect of
(Stated in thousands of Canadian dollars)		Canadian GAAP	transition to IFRS	IFRS
Revenue		$359,152	$–	$359,152
Expenses:
Operating	(c)	222,465	17	222,482
General and administrative	(c),(e)	24,090	(27)	24,063
Depreciation and amortization	(b)	47,300	7,064	54,364
Foreign exchange		(18,003)	–	(18,003)
Finance charges		21,848	–	21,848
Earnings before income taxes		61,452	(7,054)	54,398
Income taxes:
Current		608	–	608
Deferred	(b),(c)	(234)	(2,262)	(2,496)
		374	(2,262)	(1,888)
Net earnings		61,078	(4,792)	56,286
Retained earnings (deficit), beginning of period	(a),(b),(c),(e),(f)	102,697	(390,984)	(288,287)
Retained earnings (deficit), end of period		$163,775	$(395,776)	$(232,001)
Earnings per share:
Basic		$0.22		$0.20
Diluted		$0.21		$0.20

Precision Drilling Corporation 28

Reconciliation of Consolidated Statement of Earnings for the nine months ended September 30, 2010

		Previous	Effect of
(Stated in thousands of Canadian dollars)	Canadian GAAP		transition to IFRS	IFRS
Revenue		$994,116	$–	$994,116
Expenses:
Operating	(c)	631,006	(105)	630,901
General and administrative	(c),(e)	73,116	(291)	72,825
Depreciation and amortization	(b)	132,288	19,361	151,649
Foreign exchange		(11,670)	–	(11,670)
Finance charges		102,819	–	102,819
Earnings before income taxes		66,557	(18,965)	47,592
Income taxes:
Current		4,755	–	4,755
Deferred	(b),(c)	5,254	(6,202)	(948)
		10,009	(6,202)	3,807
Net earnings		56,548	(12,763)	43,785
Retained earnings (deficit), beginning of period	(a),(b),(c),(e),(f)	107,227	(383,013)	(275,786)
Retained earnings (deficit), end of period		$163,775	$(395,776)	$(232,001)
Earnings per share:
Basic		$0.21		$0.16
Diluted		$0.20		$0.15

Reconciliation of Consolidated Statement of Earnings for the year ended December 31, 2010
		Previous	Effect of
(Stated in thousands of Canadian dollars)	Canadian GAAP		transition to IFRS	IFRS
Revenue		$1,429,653	$–	$1,429,653
Expenses:
Operating	(c)	886,748	3	886,751
General and administrative	(c),(e)	107,522	472	107,994
Depreciation and amortization	(b)	182,719	27,384	210,103
Foreign exchange		(12,712)	–	(12,712)
Finance charges		211,327	–	211,327
Earnings before income taxes		54,049	(27,859)	26,190
Income taxes:
Current		7,634	–	7,634
Deferred	(b),(c)	(15,676)	(9,303)	(24,979)
		(8,042)	(9,303)	(17,345)
Net earnings		62,091	(18,556)	43,535
Retained earnings (deficit), beginning of period	(a),(b),(c),(e),(f)	107,227	(383,013)	(275,786)
Retained earnings (deficit), end of period		$169,318	$(401,569)	$(232,251)
Earnings per share:
Basic		$0.23		$0.16
Diluted		$0.22		$0.15

Notes to Consolidated Financial Statements  29

Reconciliation of Consolidated Statement of Earnings for the three months ended September 30, 2010

		Previous	Effect of
(Stated in thousands of Canadian dollars)		Canadian GAAP	transition to IFRS	IFRS
Net earnings		$61,078	$(4,792)	$56,286
Unrealized gain (loss) on translation of assets and liabilities of self-sustaining operations denominated in foreign currency	(a),(b)	(52,228)	17,228	(35,000)
Comprehensive income		$8,850	$12,436	$21,286

Reconciliation of Consolidated Statement of Comprehensive Income for the nine months ended September 30, 2010

		Previous	Effect of
(Stated in thousands of Canadian dollars)		Canadian GAAP	transition to IFRS	IFRS
Net earnings		$56,548	$(12,763)	$43,785
Unrealized gain (loss) on translation of assets and liabilities of self-sustaining operations denominated in foreign currency	(a),(b)	(29,162)	9,312	(19,850)
Comprehensive income		$27,386	$(3,451)	$23,935

Reconciliation of Consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2010

		Previous	Effect of
(Stated in thousands of Canadian dollars)		Canadian GAAP	transition to IFRS	IFRS
Net earnings		$62,091	$(18,556)	$43,535
Unrealized gain (loss) on translation of assets and liabilities of self-sustaining operations denominated in foreign currency	(a),(b)	(90,213)	29,176	(61,037)
Foreign exchange gain on net investment hedge with U.S. denominated debt, net of tax of $2,148		14,817	–	14,817
Comprehensive income (loss)		$(13,305)	$10,620	$(2,685)

(a) Business Combinations

As permitted under IFRS 1, Precision has elected to apply IFRS 3 “Business Combinations” retrospectively to acquisitions occurring on or after December 23, 2008. The only acquisition to be restated upon making this election was the acquisition of Grey Wolf Inc. (“Grey Wolf”) which was completed on December 23, 2008. The application of IFRS 3 would cause the acquisition to be restated as follows:

	Canadian GAAP	IFRS
Net assets at assigned values:
Working capital	$470,586	$470,586
Property, plant and equipment	1,869,875	1,869,875
Intangible assets	4,428	77,643
Goodwill (no tax basis)	553,335	(103,109)
Long-term liabilities	(23,308)	(23,308)
Long-term debt	(319,115)	(319,115)
Deferred income taxes	(553,682)	(581,504)
	$2,002,119	$1,391,068
Consideration:
Cash	$1,113,034	$1,091,522
Trust units	889,085	299,546
	$2,002,119	$1,391,068

Precision Drilling Corporation 30

The principal changes from applying IFRS 3 was that:

•	purchase consideration was valued based on the share price at the date the acquisition closed rather than on the date the acquisition was announced;
•	acquisition costs of $22 million were expensed in the period incurred;
•	an additional intangible asset relating to the purchased name was recognized and, given Precision’s intent not to use the name long-term, was fully amortized in 2009; and
•	the negative goodwill created from the acquisition was immediately recognized in earnings.

The impacts on the financial statements were as follows:
	As at and for the	As at and for the	As at and for the
	year ended	nine months ended	three months ended	As at
(Stated in thousands of Canadian dollars)	December 31, 2010	September 30, 2010	September 30, 2010	January 1, 2010
Goodwill	$(452,365)	$(468,375)	$(468,375)	$(476,016)
Shareholders’ capital	(589,539)	(589,539)	(589,539)	(589,539)
Retained earnings	113,523	113,523	113,523	113,523
Accumulated other comprehensive income (loss)	23,651	7,641	7,641	–
Other comprehensive income (loss)	23,651	7,641	14,008	–

(b) Property, Plant and Equipment

In accordance with IFRS 1, Precision has elected to fair value selected drilling rigs located in the United States and Canada. The fair value election for certain rigs has resulted in an adjustment to the carrying value of $146 million at January 1, 2010. For the remaining property, plant and equipment, historical records were built from inception of Precision using principles of IAS 16 Property Plant and Equipment. This has resulted in a decrease in the carrying value of property, plant and equipment of $115 million at January 1, 2010. The adjustment to the carrying values resulted in a decrease to deferred income tax liability of $82 million at the transition date.

The impacts on the financial statements were as follows:

	As at and for the	As at and for the	As at and for the
	year ended	nine months ended	three months ended	As at
(Stated in thousands of Canadian dollars)	December 31, 2010	September 30, 2010	September 30, 2010	January 1, 2010
Property, plant and equipment	$(279,883)	$(277,566)	$(277,566)	$(260,762)
Deferred income taxes	(88,013)	(87,277)	(87,277)	(81,979)
Retained earnings	(178,783)	(178,783)	(178,783)	(178,783)
Accumulated other comprehensive income (loss)	5,525	1,671	1,671	–
Depreciation and amortization	27,384	19,361	7,064	–
Deferred income tax expense	(8,772)	(6,184)	(2,227)	–
Other comprehensive income (loss)	5,525	1,671	3,220	–

(c) Share based compensation

Prior to Precision’s conversion to a corporation, the capital structure consisted of Trust units and exchangeable LP units which contained features that allowed the units to be redeemed for cash at any time and on demand by the unitholder. Under IFRS as a result of this redemption feature, Precision’s equity settled share based compensation plan for non-management directors and share option plan for employees were required to be accounted for as liability based awards and be re-measured until settlement at the end of each reporting period. Under previous Canadian GAAP the share-based compensation plan for non-management directors was accounted for by reference to the trading value of the Corporation’s shares at the date of grant while the share option plan was treated as an equity settled award and valued based on the fair value of the option at the date of grant using the Black-Scholes option pricing model. The net effect of these differences is to decrease retained earnings by $1 million for additional compensation expense (net of tax), remove $4 million from contributed surplus and record $5 million in current liabilities at the date of transition.

Precision has a cash settled share appreciation rights plan (“SAR”) which under previous Canadian GAAP were recorded based on the intrinsic value method which uses the balance sheet date share price to value the associated liability. IFRS requires the use of an option pricing model to fair value the SAR. The differences in methodology resulted in a decrease to retained earnings of $1 million for additional compensation expense (net of tax) and a $2 million increase to current liabilities at the date of transition.

Notes to Consolidated Financial Statements  31

The impacts on the financial statements were as follows:

	As at and for the	As at and for the	As at and for the
	year ended	nine months ended	three months ended	As at
(Stated in thousands of Canadian dollars)	December 31, 2010	September 30, 2010	September 30, 2010	January 1, 2010
Accounts payable and accrued liabilities	$2,146	$1,248	$1,248	$6 ,598
Deferred income taxes	(1,288)	(775)	(775)	(757)
Shareholders’ capital	87	50	50	–
Contributed surplus	795	859	859	(4,063)
Retained earnings	(1,778)	(1,778)	(1,778)	(1,778)
Operating expense	3	(105)	17	–
General and administrative expense	490	(273)	(27)	–
Deferred income tax expense	(531)	(18)	(35)	–

(d) Borrowing costs

Under previous Canadian GAAP, Precision expensed borrowing costs as incurred. At the date of transition, Precision elected to capitalize borrowing costs only in respect of qualifying assets for which the commencement date for capitalization was on or after the date of transition.

(e) Exchangeable LP units

Prior to Precision’s conversion to a corporation, it had issued and outstanding exchangeable LP units which under IFRS would be considered a financial liability. This financial liability would be revalued at the end of each reporting period based on the period end trading price of Precision’s Trust units with the resulting gains or losses included in earnings. Upon the exchange of LP units for Trust units, the LP unit would be revalued to the trading price of Precision’s Trust unit on the date of exchange with the associated amount transferred from long-term liabilities to Shareholders’ equity.

The impacts on the financial statements were as follows:

	As at and for the	As at and for the	As at and for the
	year ended	nine months ended	three months ended	As at
(Stated in thousands of Canadian dollars)	December 31, 2010	September 30, 2010	September 30, 2010	January 1, 2010
Long-term liabilities	$–	$–	$–	$909
Shareholders’ capital	18,460	18,460	18,460	17,569
Retained earnings	(18,478)	(18,478)	(18,478)	(18,478)
General and administrative expense	(18)	(18)	–	–

(f) Cumulative translation differences

In accordance with IFRS 1, Precision has elected to reset the cumulative translation adjustments included in accumulated other comprehensive loss prior to the date of transition to be nil.

The impacts on the financial statements were as follows:

	As at and for the	As at and for the	As at and for the
	year ended	nine months ended	three months ended	As at
(Stated in thousands of Canadian dollars)	December 31, 2010	September 30, 2010	September 30, 2010	January 1, 2010
Retained earnings	$(297,497)	$(297,497)	$(297,497)	$(297,497)
Accumulated other comprehensive income (loss)	297,497	297,497	297,497	297,497

Precision Drilling Corporation 32

(g) Retained earnings

The impact of IFRS on Precision’s retained earnings as at the transition date is as follows:

		As at
(Stated in thousands of Canadian dollars)	Note	January 1, 2010
Business combination:	(a)
Acquisition costs		$(21,512)
Amortization of intangibles		(68,677)
Negative goodwill		103,109
Foreign exchange		74,506
Deferred income tax		26,097
		113,523
Fair value of selected rigs net of depreciation	(b)	(145,868)
Calculation of historical property, plant and equipment cost net of depreciation	(b)	(114,894)
Deferred tax on property, plant and equipment adjustments	(b)	81,979
Unit based compensation	(c)	(1,778)
Foreign currency translation adjustment	(f)	(297,497)
Exchangeable LP units	(e)	(18,478)
Decrease in retained earnings		$(383,013)

NOTE 5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS NOT YET APPLIED

In November 2009 the International Accounting Standards Board (“IASB”) issued IFRS 9 Financial Instruments which introduced new requirements for the classification and measurement of financial assets. This standard was revised in October 2010 to include requirements concerning the classification and measurement of financial liabilities. This new standard is applicable for periods beginning on or after January 1, 2013, with earlier adoption permitted. The Corporation is currently evaluating the impact of adopting this standard on its financial statements.

In May 2011 the IASB issued IFRS 10 Consolidated Financial Statements which requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation-Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements. This new standard is applicable for periods beginning on or after January 1, 2013, with earlier adoption permitted. The Corporation does not anticipate the adoption of this standard to have a material impact on its financial statements.

In May 2011 the IASB issued IFRS 11 Joint Arrangements which requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have a choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC 13, Jointly Controlled Entities-Non-monetary Contributions by Venturers. This new standard is applicable for periods beginning on or after January 1, 2013, with earlier adoption permitted. The Corporation does not anticipate the adoption of this standard to have a material impact on its financial statements.

In May 2011 the IASB issued IFRS 12 Disclosure of Interest in Other Entities which aggregates and amends disclosure requirements included within other standards. This standard introduces significant additional disclosure requirements that address the nature of, and risks associated with an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard is applicable for periods beginning on or after January 1, 2013, with earlier adoption permitted. The Corporation is currently evaluating the impact of adopting this standard on its financial statements.

In May 2011 the IASB issued IFRS 13 Fair Value Measurement which is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRSs. This standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. This new standard is applicable for periods beginning on or after January 1, 2013, with earlier adoption permitted. The Corporation is currently evaluating the impact of adopting this standard on its financial statements.

Notes to Consolidated Financial Statements  33

NOTE 6. LONG-TERM DEBT

	September 30,	December 31,
	2011	2010
Secured revolving credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$650.0 million)	675,285	646,490
6.5% senior notes due 2021(US$400.0 million)	415,560	–
6.5% senior notes due 2019	200,000	–
10% senior notes	–	175,000
	1,290,845	821,490
Less net unamortized debt issue costs	(28,807)	(16,996)
	$1,262,038	$804,494

During July 2011, Precision issued US$400 million aggregate principal amount of 6.5% senior unsecured notes due 2021 (“6.5% Senior Notes due 2021”) in a private placement. The 6.5% Senior Notes due 2021 are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to, incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Precision may redeem, prior to December 15, 2014, up to 35% of the 6.5% Senior Notes due 2021 with the net proceeds of certain equity offerings at a redemption price equal to 106.5% of the principal amount plus accrued interest. Prior to December 15, 2016, Precision may redeem the notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the December 15, 2016 redemption price plus required interest payments through December 15, 2016 (calculated using the United States Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem the notes in whole or in part at any time on or after December 15, 2016 and before December 15, 2019, at redemption prices ranging between 103.250% and 101.083% of their principal amount plus accrued interest. Anytime on or after December 15, 2019 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

During June 2011, the Corporation entered into an amendment to its existing revolving credit facility which: (i) reduced the margins and rates applicable to interest rates and fees payable under the revolving credit facility; (ii) extended the maturity date of the revolving credit facility to November 17, 2015; (iii) increased the amount of unsecured indebtedness permitted to be incurred under the revolving credit facility; (iv) increased the consolidated senior debt to EBITDA ratio from 2.5:1 to 3:1 and (v) increased the consolidated total debt to EBITDA ratio from 3.5:1 to 4:1.

During March 2011, Precision issued $200 million aggregate principal amount of 6.5% senior unsecured notes due 2019 (“6.5% Senior Notes due 2019”) in a private placement. The net proceeds and cash on hand were in effect used to repay the $175 million 10% senior unsecured notes. The total repayment of approximately $204 million included the $175 million in principal, accrued interest and a make-whole premium. The make-whole premium of $27 million was recorded in financing charges in the first quarter of 2011.

The 6.5% Senior Notes due 2019 are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to, incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s and Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Precision Drilling Corporation 34

Precision may redeem, prior to March 15, 2014, up to 35% of the 6.5% Senior Notes due 2019 with the net proceeds of certain equity offerings at a redemption price equal to 106.5% of the principal amount plus accrued interest. Prior to March 15, 2015, Precision may redeem the notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the March 15, 2015 redemption price plus required interest payments through March 15, 2015 (calculated using the Government of Canada rate plus 100 basis points) over the principal amount of the note. As well, Precision may redeem the notes in whole or in part at any time on or after March 15, 2015 and before March 15, 2017, at redemption prices ranging between 103.250% and 101.6254% of their principal amount plus accrued interest. Anytime on or after March 15, 2017 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

At September 30, 2011 no mandatory principal repayments are required in the next five years.

NOTE 7. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at September 30 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Earnings before income taxes	$121,617	$54,398	$223,169	$47,592
Federal and provincial statutory rates	27%	28%	27%	28%
Tax at statutory rates	$32,837	$15,232	$60,256	$13,326
Adjusted for the effect of:
Non-deductible expenses	5,112	4,879	6,472	5,343
Non-taxable capital gains	(66)	(128)	(77)	(128)
Income taxed at lower rates	(10,690)	(19,191)	(22,864)	(21,173)
Taxes related to prior years	11,006	–	11,006	–
Other	(50)	(2,680)	2,945	6,439
Income tax expense (recovery)	$38,149	$(1,888)	$57,738	$3,807

Taxes related to prior years of $11.0 million, (2010 - $nil) includes the Canada Revenue Agency settlement of prior year income taxes and expected additional provincial income tax totaling $34.8 million offset by a reduction in prior period unrecognized tax benefits (including interest and penalties) of $23.8 million.

NOTE 8. SHAREHOLDERS’ CAPITAL

(a) Authorized – unlimited number of voting common shares
   – unlimited number of preferred shares, issuable in series

(b) Issued

Common shares	Number	Amount
Balance, May 31, 2010	–	$–
Issued for Trust units	275,544,524	2,198,933
Issued for LP units	118,820	891
Options exercised – cash consideration	23,332	122
– reclassification from contributed surplus	–	85
Balance, December 31, 2010	275,686,676	$2,200,031
Options exercised – cash consideration	325,467	2,100
– reclassification from contributed surplus	–	1,098
Issued on redemption of non-management directors DSU’s	47,196	384
Balance, September 30, 2011	276,059,339	$2,203,613

Notes to Consolidated Financial Statements  35

The following provides a continuity of Trust units up to the Conversion on June 1, 2010.

Trust units	Number	Amount
Balance, January 1, 2010	275,516,778	$2,198,738
Issued on redemption of non-management directors DSU’s	28,586	204
Cancellation of units owned by dissenting shareholders	(840)	(9)
Balance, May 30, 2010	275,544,524	$2,198,933

(c) Warrants

On April 22, 2009 the Corporation issued 15,000,000 purchase warrants pursuant to a private placement. Each warrant is exercisable into common shares of the Corporation at a price of $3.22 per share for a period of five years from the date of issue. No warrants have been exercised as at September 30, 2011.

NOTE 9. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Unrealized foreign currency translation gains (losses)	Foreign exchange gain (loss) on net investment hedge	Accumulated other comprehensive loss
Balance, January 1, 2010	$–	$–	$–
Other comprehensive loss	(19,850)	–	(19,850)
Balance, September 30, 2010	(19,850)	–	(19,850)
Other comprehensive loss	(41,187)	14,817	(26,370)
Balance, December 31, 2010	(61,037)	14,817	(46,220)
Other comprehensive loss	59,865	(62,835)	(2,970)
Balance, September 30, 2011	$(1,172)	$(48,018)	$(49,190)

NOTE 10. SHARE BASED COMPENSATION PLANS

(a) Officers and employees

Precision has two cash settled share based incentive plans for officers and other eligible employees. Under the Restricted Share Unit incentive plan shares granted to eligible employees vest annually over a three year term. Vested shares are automatically paid out in cash in the first quarter of the year following vesting at a value determined by the fair market value of the shares as at December 31 of the vesting year. Under the Performance Share Unit incentive plan shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at December 31 of the vesting year and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period. For performance shares granted in 2009 and 2010, Precision’s Board of Directors has the discretion to reduce the plan payout by half if Precision’s average return on capital does not exceed 10% over the three year term. As at September 30, 2011 $21.7 million is included in accounts payable and accrued liabilities and $8.1 million in long-term liabilities for the plans. Included in net earnings for the three and nine months ended September 30, 2011 is an expense of $3.1 million (2010 - $2.1 million) and an expense of $18.2 million (2010 - $5.6 million), respectively.

Prior to the implementation of the incentive plans mentioned above, Precision had a Performance Savings Plan. Certain liabilities under this plan continue to exist as eligible participants were able to elect to receive a portion of their annual performance bonus in the form of deferred share units ("DSUs"). These notional share units are redeemable in cash and must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after receipt of the DSUs. A summary of the DSUs outstanding under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance, December 31, 2010	167,442
Redeemed on employee resignations and withdrawals	(87,223)
Balance, September 30, 2011	80,219

Precision Drilling Corporation 36

As at September 30, 2011 $0.8 million is included in accounts payable and accrued liabilities for outstanding DSUs. Included in net earnings for the three and nine months ended September 30, 2011 is a $0.3 million expense recovery (2010 - $0.1 million expense recovery) and a $0.2 million expense (2010 - $0.3 million expense recovery), respectively.

The Corporation has a U.S. dollar denominated Share Appreciation Rights ("SAR") plan under which eligible participants were granted SAR's that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per share on the exercise date. The SAR's vest over a period of 5 years and expire 10 years from the date of grant.

			Weighted
		Range of	average
		exercise price	exercise price
Share Appreciation Rights	Outstanding	(US$)	(US$)	Exercisable
Outstanding at December 31, 2010	745,615	9.26 – 17.92	14.79	707,327
Exercised	(25,163)	9.26 – 15.79	12.83
Forfeited	(7,633)	16.93 – 17.38	17.01
Outstanding at September 30, 2011	712,819	$9.26 – 17.92	$14.84	712,819

		Total SAR’s Outstanding and Exercisable
				Weighted
			Weighted	average
			average	remaining
			exercise	contractual
Range of Exercise Prices (US$):		Number	price (US$)	life (Years)
$9.26 - 11.99		60,624	$9.27	2.49
12.00 - 14.99		115,478	13.26	3.35
15.00 - 17.92		536,717	15.81	5.70
$9.26 – 17.92		712,819	$14.84	5.04

As at September 30, 2011 $1.2 million is included in accounts payable and accrued liabilities for outstanding SARs. Included in net earnings for the three and nine months ended September 30, 2011 is an expense recovery of $2.5 million (2010 - $0.1 million expense recovery) and $0.9 million (2010 - $0.3 million expense recovery), respectively.

(b) Non-management directors

Precision has a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of this share based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance, December 31, 2010	393,717
Granted	52,633
Redeemed	(47,196)
Balance, September 30, 2011	399,154

For the three and nine months ended September 30, 2011 the Corporation expensed $0.2 million and $0.6 million as share based compensation, with a corresponding increase in contributed surplus. As discussed in Note 4(c), prior to the conversion to a corporation, this plan was treated as a cash settled award and for the three and nine months ended September 30, 2010 Precision expensed $nil and $0.4 million as share based compensation with a corresponding increase to accounts payable and accrued liabilities. Upon conversion to a corporation on June 1, 2010, $2.4 million was transferred to contributed surplus and for the three and nine months ended September 30, 2010 Precision expensed an additional $0.2 million and $0.5 million with a corresponding increase in contributed surplus.

Notes to Consolidated Financial Statements  37

(c) Option plan

The Corporation has a share option plan under which a combined total of 10,303,253 options to purchase shares are reserved to be granted to employees. Of the amount reserved 6,135,374 options have been granted. Under this plan, the exercise price of each option equals the fair market of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or U.S. dollars and vest over a period of three years from the date of grant as employees render continuous service to the Corporation and have a term of seven years.

A summary of the status of the equity incentive plan is presented below:

			Weighted
	Options	Range of	average	Options
Canadian share options	outstanding	exercise price	exercise price	exercisable
Outstanding as at December 31, 2010	2,341,769	$5.22 – 8.59	$7.24	386,013
Granted	1,225,000	$10.44 – 14.50	$10.65
Exercised	(137,740)	$5.85 – 8.59	$6.81
Forfeitures	(161,708)	$5.85 – 10.44	$8.97
Outstanding as at September 30, 2011	3,267,321	$5.22 – 14.50	$8.45	1,008,719

			Weighted
	Options	Range of	average exercise	Options
U.S. share options	outstanding	exercise price (US$)	price (US$)	exercisable
Outstanding as at December 31, 2010	1,381,354	$4.95 – 8.06	$6.77	158,177
Granted	862,419	$10.55 – 15.21	$10.95
Exercised	(187,727)	$4.95 – 8.06	$6.41
Forfeitures	(143,801)	$4.95 – 10.55	$8.41
Outstanding as at September 30, 2011	1,912,245	$4.95 – 15.21	$8.57	412,632

The range of exercise prices for options outstanding at September 30, 2011 are as follows:

Canadian share options	Total Options Outstanding			Exercisable Options
			Weighted
		Weighted	average		Weighted
		average	remaining		average
		exercise	contractual		exercise
Range of Exercise Prices:	Number	price	life (Years)	Number	price
$5.22 – 6.99	1,022,709	$5.85	4.60	661,257	$5.85
7.00 – 8.99	1,097,912	8.56	5.38	347,462	8.57
9.00 – 14.50	1,146,700	10.67	6.39	–	–
$5.22 – 14.50	3,267,321	$8.45	5.49	1,008,719	$6.79

U.S. share options	Total Options Outstanding			Exercisable Options
			Weighted
		Weighted	average		Weighted
		average	remaining		average
		exercise	contractual		exercise
Range of Exercise Prices (US$):	Number	price (US$)	life (Years)	Number	price (US$)
$4.95 – 5.99	387,025	$4.95	4.54	233,999	$4.95
6.00 – 8.99	727,101	7.84	5.48	178,633	7.97
9.00 – 15.21	798,119	10.99	6.39	–	–
$4.95 – 15.21	1,912,245	$8.57	5.67	412,632	$6.26

The per option weighted average fair value of the share options granted during 2011 was $4.95 estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 2%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 59%. Included in net earnings for the three and nine months ended September 30, 2011 is an expense of $1.8 million (2010 - $1.4 million) and $5.8 million (2010 - $3.9 million), respectively.

Precision Drilling Corporation 38

NOTE 11. FINANCE CHARGES

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Interest:
Long-term debt	$18,942	$14,533	$48,415	$51,893
Tax settlement and reassessment	14,621	–	14,621	–
Other	55	31	101	63
Income	(317)	(337)	(735)	(534)
Amortization of debt issue costs	931	7,017	2,462	24,777
Accelerated amortization of debt issue costs from voluntary debt repayments	–	–	–	1,590
Loss on settlement of debt facilities	–	604	26,942	25,030
Debt amendment fees	–	–	1,134	–
Finance charges	$34,232	$21,848	$92,940	$102,819

NOTE 12. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net earnings - basic and diluted	$83,468	$56,286	$165,431	$43,785

(Stated in thousands)	2011	2010	2011	2010
Weighted average shares outstanding – basic	275,999	275,663	275,840	275,650
Effect of share warrants	11,309	8,161	11,224	8,757
Effect of stock options and other equity compensation plans	1,729	471	1,779	596
Weighted average shares outstanding – diluted	289,037	284,295	288,843	285,003

NOTE 13. BUSINESS ACQUISITIONS

On March 29, 2011 Precision acquired all the issued and outstanding shares of Drake Directional Drilling, LLC and Drake MWD Service, LLC (collectively “Drake”). These companies provide directional drilling and measurement while drilling (“MWD”) services in Texas, Louisiana, Oklahoma and Colorado and have been included in the Contract Drilling Services segment.

On September 9, 2011 Precision acquired all the issued and outstanding shares of Axis Energy Services Holdings Inc. (“Axis”). Axis provides directional drilling and MWD services, primarily in Western Canada and has been included in the Contract Drilling Services segment.

In conjunction with the Axis acquisition, the purchase price will be adjusted to the extent that earnings before finance charges, foreign exchange, income taxes and depreciation and amortization during the period from acquisition to December 31, 2011 for the acquired entities is above or below a predetermined amount. As at the date of the acquisition, Precision has estimated the amount of this additional consideration to be $20.4 million and has recorded the contingent consideration in accounts payable and accrued liabilities as at September 30, 2011.

The details of these acquisitions are as follows:

Net assets at assigned values:	Drake		Axis		Total
Working capital	$3,292	(1)	$6,318	(2)	$9,610
Property, plant and equipment	5,513		20,142		25,655
Intangible assets	1,460		2,759		4,219
Goodwill	25,521		51,061		76,582
Deferred income taxes	–		(844)		(844)
	$35,786		$79,436		$115,222
Consideration:
Cash	$35,786		$59,034		$94,820
Contingent consideration	–		20,402		20,402
	$35,786		$79,436		$115,222

(1)	Working capital includes cash of $2,609
(2)	Working capital includes bank indebtedness of $675

Notes to Consolidated Financial Statements  39

NOTE 14. SEGMENTED INFORMATION

To align with the management of the operating divisions, Precision now considers the camp and catering division to be within the Completion and Production Services segment. In addition, Precision views its corporate segment as a support function that provides assistance to more than one segment and commencing in 2011 has included United States based corporate costs, previously included in Contract Drilling Services, in the Corporate and Other segment. Prior period amounts have been reclassified to reflect these changes. The Corporation operates primarily in Canada and the United States, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, oilfield equipment rental, camp and catering services, and wastewater treatment units.

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Three months ended September 30, 2011	Services	Services	and Other	Eliminations	Total
Revenue	$413,131	$83,153	$–	$(3,340)	$492,944
Operating earnings	115,792	21,334	(15,382)	–	121,744
Depreciation and amortization	56,158	6,676	1,670	–	64,504
Total assets	3,254,912	454,022	642,590	–	4,351,524
Goodwill	250,630	112,139	–	–	362,769
Capital expenditures*	190,361	23,691	5,624	–	219,676
* Excludes business acquisitions

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Three months ended September 30, 2010	Services	Services	and Other	Eliminations	Total
Revenue	$300,002	$60,612	$–	$(1,462)	$359,152
Operating earnings	62,916	10,210	(14,883)	–	58,243
Depreciation and amortization	46,008	6,432	1,924	–	54,364
Total assets	2,738,931	405,392	298,232	–	3,442,555
Goodwill	172,396	112,139	–	–	284,535
Capital expenditures	30,263	3,766	1,757	–	35,786

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Nine months ended September 30, 2011	Services	Services	and Other	Eliminations	Total
Revenue	$1,137,640	$234,960	$–	$(8,981)	$1,363,619
Operating earnings	292,038	51,864	(59,093)	–	284,809
Depreciation and amortization	156,631	18,830	4,955	–	180,416
Total assets	3,254,912	454,022	642,590	–	4,351,524
Goodwill	250,630	112,139	–	–	362,769
Capital expenditures*	342,326	47,382	8,662	–	398,370
* Excludes business acquisitions

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Nine months ended September 30, 2010	Services	Services	and Other	Eliminations	Total
Revenue	$828,592	$173,791	$–	$(8,267)	$994,116
Operating earnings	162,515	23,388	(47,162)	–	138,741
Depreciation and amortization	127,976	17,867	5,806	–	151,649
Total assets	2,738,931	405,392	298,232	–	3,442,555
Goodwill	172,396	112,139	–	–	284,535
Capital expenditures	54,937	6,399	3,617	–	64,953

Precision Drilling Corporation 40

The Corporation’s operations are carried on in the following geographic locations:
				Inter-segment
Three months ended September 30, 2011	Canada	United States	International	Eliminations	Total
Revenue	$264,623	$225,005	$5,844	$(2,528)	$492,944
Total assets	2,188,474	2,095,250	67,800	–	4,351,524

				Inter-segment
Three months ended September 30, 2010	Canada	United States	International	Eliminations	Total
Revenue	$184,302	$168,759	$7,252	$(1,161)	$359,152
Total assets	1,606,359	1,778,745	57,451	–	3,442,555

				Inter-segment
Nine months ended September 30, 2011	Canada	United States	International	Eliminations	Total
Revenue	$725,521	$624,790	$17,169	$(3,861)	$1,363,619
Total assets	2,188,474	2,095,250	67,800	–	4,351,524

				Inter-segment
Nine months ended September 30, 2010	Canada	United States	International	Eliminations	Total
Revenue	$517,434	$459,516	$19,671	$(2,505)	$994,116
Total assets	1,606,359	1,778,745	57,451	–	3,442,555

NOTE 15. SUPPLEMENTAL INFORMATION

Components of change in non-cash working capital balances:

Nine months ended September 30,	2011	2010
Accounts receivable	$(67,105)	$(59,130)
Inventory	(1,574)	(752)
Accounts payable and accrued liabilities	56,200	28,605
	$(12,479)	$(31,277)
Pertaining to:
Operations	$(22,370)	$(39,062)
Investments	$10,637	$7,785
Financing	$(746)	$–

NOTE 16. CONTINGENCIES, COMMITTMENTS AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation and the amount owed, with estimated interest but without penalties, could be up to $58 million, which is included in the estimated amount pertaining to the long-term income tax recoverable on the balance sheet of $65 million.

The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Corporation is not determinable at this time, however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation’s obligations under them are not probable or estimable.

Notes to Consolidated Financial Statements  41

Precision Drilling Corporation
CORPORATE INFORMATION

STOCK EXCHANGE LISTINGS
Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange (“TSX”) under the trading symbol PD and on the New York Stock Exchange (“NYSE”) under the trading symbol PDS.

Q3 2011 TRADING PROFILE
Toronto (TSX: PD)
High: $17.20
Low: $8.63
Close: $8.73
Volume Traded: 122,023,719

New York (NYSE: PDS)
High: US$18.18
Low: US$8.26
Close: US$8.29
Volume Traded: 153,700,745

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
Calgary, Alberta

TRANSFER POINT
Computershare Trust Company NA
Denver, Colorado

ACCOUNT QUESTIONS
Precision’s Transfer Agent can help you with a
variety of shareholder related services, including:
- Change of address
- Lost share certificates
- Transfer of shares to another person
- Estate settlement

You can contact Precision’s Transfer Agent at:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor, North Tower Toronto, Ontario, Canada
M5J 2Y1
Telephone: 1-800-564-6253
(toll free in Canada and the United States)

1-514-982-7555
(international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION
To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com.

Precision Drilling Corporation 42

Precision Drilling Corporation
CORPORATE INFORMATION

HEAD OFFICE

Precision Drilling Corporation
800, 525 - 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com

DIRECTORS
William T. Donovan
Brian J. Gibson
Robert J. S. Gibson
Allen R. Hagerman, FCA
Stephen J.J. Letwin
Patrick M. Murray
Kevin O. Meyers
Kevin A. Neveu
Frederick W. Pheasey
Robert L. Phillips

OFFICERS
Kevin A. Neveu
President and Chief Executive Officer

Joanne L. Alexander
Vice President, General Counsel and Corporate Secretary

Kenneth J. Haddad
Vice President, Business Development

Robert J. McNally
Executive Vice President and Chief Financial Officer

Darren J. Ruhr
Vice President, Corporate Services

Gene C. Stahl
President, Drilling Operations

Douglas J. Strong
President, Completion and Production Services
LEAD BANK Royal Bank of Canada Calgary, Alberta AUDITORS KPMG LLP Calgary, Alberta

Corporate Informatuon 43

Precision Drilling Corporation
800, 525 – 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
www.precisiondrilling.com